Exhibit 99.1

07 June 2018
National Grid plc

Three-year rate plan settlement filed for Rhode Island businesses

Following the rate filing request made in November 2017 for our Narragansett Electric and Gas utilities in Rhode Island, National Grid is pleased to confirm that we have reached a three-year settlement agreement with the Rhode Island Division of Public Utilities and Carriers. The agreement will now go before the Rhode Island Public Utilities Commission for final review and approval. New rates will be effective on 1 September 2018.

The settlement provides incremental revenue increases in each of the three years. Revenue will increase by $26m in the first rate year, with a cumulative increase of $48m across all three rate years. The rate filing requested a first year revenue increase of $77m for the Electric and Gas utilities, which was reduced to $41m to reflect the reduction in the US tax rate.

The settlement allows for a Return on Equity of 9.3%, and introduces new upside-only Performance Incentives Mechanisms of 30 to 50 bps. Annual capital investment of $240 million will continue to be recovered under the state’s gas and electric Infrastructure, Safety and Reliability plans.

This settlement will allow us to fund our core Electric and Gas businesses, support Rhode Island’s energy future, and provide significant benefits to our customers in most need of support.

For additional information, please follow the link to the fact sheet section of the National Grid Investor Relations website: http://investors.nationalgrid.com/news-and-reports/factsheets/2018

Notes:
The original revenue request of $71m was updated and increased by $6m for Power Sector Transformation costs.

Investors and Analysts

Exhibit 99.1

James Flanagan	+44 (0) 20 7004 3129 (d)	+44 (0) 7970 778 952 (m)
Tom Edwards	+44 (0) 20 7004 3460 (d)	+44 (0) 7976 962 791 (m)
Will Jackson	+44 (0) 20 7004 3166 (d)	+44 (0) 7584 206 578 (m)
Media

Sean Kemp
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators, including those relating to the role of the UK electricity system operator as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity (including acquisitions and disposals) and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts, as published on 4 June 2018. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required

Exhibit 99.1

by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.